EXHIBIT 10

                                   LAW OFFICES

                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

                                   12TH FLOOR
                              734 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005
                                     ______
                            TELEPHONE (202) 347-0300
                           FACSIMILE:  (202) 347-2172
                                  WWW.EMTH.COM

                               September 17, 1997


   Via Telecopy and Certified Mail,
   Return Receipt Requested

   Richard J. Nelson, President
   LaSalle Capital Management, Inc.
   350 East Michigan Avenue, Suite 500
   Kalamazoo, Michigan  49007

        Re:  Bank West Financial Corporation

   Dear Mr. Nelson:

             Please be advised that Bank West Financial Corporation (the "Company") has requested us to respond to your letter dated September 10, 1997 to James A. Koessel requesting various books and records.

             As you are aware, the Board of Directors of the Company has recently increased the number of authorized directors from eight to nine and has accepted the nomination of Harry E. Mika. Mr. Mika, who owns over 126,000 shares of the Company's common stock, is the Company's largest individual shareholder. In addition, Mr. Mika was previously a director and senior officer of other local financial institutions, including MetroBank in Grand Rapids and Ameribank in Muskegon, Michigan, prior to such companies being sold. Mr. Mika remains active in the local community and is very familiar with the Company's market area. Mr. Mika is also a Director of the Grand Rapids Urban League, a Director of the Grand Rapids Builders Association Foundation, a Director of the St. Alphonsus Foundation, and a Trustee of the Grand Rapids Sierra Club.

             Mr. Mika is a well-qualified, independent nominee whose nomination was accepted by the Board because of his large position in the Company's stock, his extensive experience with other financial institutions, and his contacts in and familiarity with the Company's market area. Please be advised that the Company has no voting or standstill agreement with Mr. Mika, and as you are aware such items were not related in connection with the Board's consideration of your nomination.

             As evidenced by Mr. Mika's candidacy, the Board of Directors is not looking to entrench itself. The Board of Directors is aware of its fiduciary duties to all stockholders and is open to constructive comments from all stockholders. The Company hopes that you are able to support Mr. Mika's candidacy and that you are able to agree that a costly and disruptive proxy contest is not in the best interests of the Company and its stockholders.

             The Company desires to remain cooperative with you to the extent possible, especially while you may still be able to agree that a proxy contest is not in the best interests of the Company and its stockholders. In order to be responsive to your request and to assist you in determining that a proxy contest would not be a prudent use of your time and resources, the Company is providing the information set forth below to you. The responses are keyed to the numbered paragraphs set forth in your September 10, 1997 letter.

             In response to the first paragraph of your September 10, 1997 letter which was not numbered, please be advised that the Company sent to you yesterday via federal express a copy of the stockholder list as of September 10, 1997, which is the most recent date currently available. As requested by you, the list shows the name and address of each stockholder in alphabetical order and the number of shares registered in the name of each such stockholder. As part of the Company's spirit of cooperation, the Company sent the list to you rather than forcing you to go to Grand Rapids to inspect the list.

   A list as of the close of business on September 15, 1997, the voting record date, will be available to the Company later this week and will be sent to your authorized agent via federal express upon receipt by the Company. As a result, the daily stock transfer sheets were not believed necessary.
   The Company's representatives expect to obtain a listing as of the voting record date from the Depository Trust Company either later today or tomorrow, which will be forwarded to your authorized agent promptly upon receipt.
   Please be advised that neither the Company nor its representatives have a list of non-objecting beneficial owners and acquiescing beneficial owners. Such list has not been requested, and we are unaware of any statutory requirement or governing case law that would require the Company to generate information not currently part of its books and records.
   Please be advised that we are unaware of any statutory requirement or governing case law that would require the names and addresses of the Company's employees to be provided. For purposes of any proxy solicitation, the business address of each employee is Bank West Financial Corporation, 2185 Three Mile Road, N.W., Grand Rapids, Michigan 49544. The names of the Company's officers will be disclosed in the Company's proxy materials and annual report to stockholders. However, for privacy and other reasons, no further information is being provided.
   The Company's representatives expect to obtain the Pershing/DLJ list either later today or tomorrow, which will be forwarded to your authorized agent promptly upon receipt.
   The Company's representatives expect to obtain the Philadep list either later today or tomorrow, which will be forwarded to your authorized agent promptly upon receipt.
   1. The ADP respondent listing is not expected to be mailed to the Company's representatives until tomorrow, and the list will be forwarded to your authorized agent promptly upon receipt.
   2. The Bank of New York list is expected to be received by the Company's representatives shortly and will be forwarded to your authorized agent promptly upon receipt.
   3. The record date information from ADP is expected to be received by the Company's representatives shortly and will be forwarded to your authorized agent promptly upon receipt.
   4. Please be advised that you and/or your counsel are already in possession of all communications regarding your nomination for election as a director. It is unclear how any of the additional information is specifically related to your stated purpose. In any event, please be advised that the minutes of any Board meeting held to consider the nominations received from Harry E. Mika and yourself have not been finalized at this time and are currently unavailable. However, as you were informed by telephone on September 15, 1997, the Board of Directors held a special meeting on September 15, 1997 in order to promptly consider your nomination. At the meeting, the Board considered the background, qualifications and experience of both yourself and Mr. Mika and decided to accept Mr. Mika as part of the Board's slate of nominees.
   5. Please be advised that during the past two years, there have been no amendments to the Company's Articles of Incorporation or Bylaws, except as set forth below. On September 15, 1997, the Board of Directors approved an increase in the number of authorized directors from eight to nine. As a result, the third sentence of Section 4.1 of the Company's Bylaws was amended to read in its entirety as follows: "The Board of Directors shall consist of nine persons." In addition, on July 28, 1997 the Board of Directors amended Section 2.2 of the Bylaws to provide that the annual meeting of stockholders "shall be held each year on the fourth Wednesday of October at the hour of 10:00 A.M., or such other date and time as may be determined by the Board of Directors and stated in the notice of such meeting."
   6. Please be advised that the last paragraph on page 2 of your September 10, 1997 letter is overly broad as there is no timeframe stated. With respect to the request for a computer tape, the Company expects to receive a copy of the computer tape later this week, which will be forwarded to your authorized agent promptly upon receipt.

             Finally, please be advised that the above information is being provided to you by the Company in the spirit of cooperation and, pursuant to your discussions with the Company and as a good faith gesture on the part of the Company, the Company has accepted the nomination of Richard Nelson under Article 7.F of the Company's Articles of Incorporation. However, the providing of the information and the acceptance of the nomination should not in any way be deemed an admission by the Company that you have provided all of the required information in your
   Schedule 13D. In the event that you decide to proceed with a proxy contest, the Company reserves all of its rights with respect to the adequacy of your Schedule 13D. This letter supersedes our letter of even date sent to you earlier today.

             If you have any questions, please give me a call.

                                           Sincerely,

                                           /s/ Gerald F. Heupel, Jr.

                                           Gerald F. Heupel, Jr.

   cc:  Phillip M. Goldberg, Esq.
        Bank West